UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor
FWD Financial Center
308 Des Voeux Road Central
Sheung Wan, Hong Kong
Tel: +852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On November 10, 2023, MMTEC, Inc., (the “Company) held its annual meeting of shareholders at 9:00 a.m. local China time in Hong Kong, China (the “Annual Meeting”). The number of shares of common stock that voted on matters presented at the Annual Meeting was 79,544,666, representing approximately 39.94% of the 199,145,041 shares outstanding as of October 10, 2023, the record date for the Annual Meeting. The following is a list of matters considered and approved by the Company’s shareholders at the Annual Meeting:

1.	The election of Xiangdong Wen as Class C director.

Votes For: 79,529,838	Votes Withheld: 14,828

2.	The election of Min Kong and Dan Fu of Class A directors.

Votes For: 79,527,804	Votes Withheld: 16,862

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: November 13, 2023

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